FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 21, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Plc

Publication of Prospectuses

The following prospectuses have been approved by the Financial Conduct Authority and are available for viewing:

Prospectus relating to the NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme dated 21 November 2019

Prospectus relating to the NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme dated 21 November 2019

To view the full documents, please paste the following URLs into the address bar of your browser, as applicable:

http://www.rns-pdf.londonstockexchange.com/rns/2881U_1-2019-11-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2881U_2-2019-11-21.pdf

A copy of each of the above Prospectuses has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in each of the Prospectuses may be addressed to and/or targeted at persons who are residents of particular countries (specified in each of the Prospectuses) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in each of the Prospectuses is not addressed. Prior to relying on the information contained in each of the Prospectuses you must ascertain from each of the Prospectuses whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 November 2019

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary